Mail Stop 3561

April 24, 2008

William Schloth
Chief Financial Officer
Future Now Group Inc.
Galleria Building
61 Unquowa Rd.
Fairfield, Connecticut 06824

Re: Future Now Group Inc.
        Amendment No. 3 to Registration Statement on Form S-1
        Filed April 17, 2008
        File No. 333-148391

Dear Mr. Schloth:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Security Ownership of Certain Beneficial Owners and Managers, page 13

1. Please revise the beneficial ownership table to aggregate the ownership of Professional Offshore Opportunity Fund, Ltd. and Professional Traders Fund, LLC since the entities are majority owned by Messrs Berger and Swickle, who have investment and voting control. You should retain footnote five to explain the ownership differences in the two entities. Refer to Rule 13d-3(c) of the Securities Exchange Act of 1934.

*****

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330 or Jim Allegretto, Senior Assistant Chief Accountant at (202) 551-3720 with any questions regarding the comments on financial statements and related matters. Please contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David E. Danovitch
        Gersten Savage LLP